SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

SECU SION

17009336

LL.

B5

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SEC FILE NUMBER
8-39031

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, 4th Floor
(d Street)

New York (City) NY (State) 10018-3805 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name - if individual, state last, first, middle name)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

MIDDLEGATE SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

AFFIRMATION

I, Steven Ostrofsky, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Middlegate Securities Ltd. for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Kim R Crean

Notary Public

KIM R CREAN
Notary Public, State of New York
Registration #01CR6306816
Qualified In Queens County
Commission Expires June 23, 2018

MIDDLEGATE SECURITIES LTD.

Table of Contents

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Middlegate Securities Ltd.

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Middlegate Securities Ltd., as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 28, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

MIDDLEGATE SECURITIES LTD.

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	670,924
Securities owned, at fair value		33,597,632
Receivable from clearing broker, net		2,072,311
Interest receivable		84,144
Due from stockholders		8,058,294
Prepaid expenses and other assets		203,525
Furniture, equipment and leasehold improvements less accumulated depreciation and amortization of $919,660		142,908
Restricted collateral deposit		64,063
Total Assets	$	44,893,801
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing broker, net	$	19,684,419
Securities sold, at fair value		8,659,349
Interest payable		137,298
Subordinated loans payable		1,750,000
Accrued expenses payable		1,523,277
Loans payable		750,000
Deferred rent payable		532,433
Total Liabilities		33,036,776
Stockholders' Equity		
Common stock, no par value, 200 shares authorized 100 shares issued and outstanding		400,000
Retained earnings		11,457,025
Total Stockholders' Equity		11,857,025
Total Liabilities and Stockholders' Equity	$	44,893,801

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Middlegate Securities Ltd. (the "Company"), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through two clearing broker-dealers on a fully disclosed basis and buys and sells primarily corporate securities and municipal bonds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities – The Company's securities owned and securities sold are stated at fair value (See Note 5).

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to each clearing broker on a fully disclosed basis. The Company has agreed to indemnify each clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing brokers and in the case of one of its clearing brokers, serves as collateral for its margin balance and short position (Note 4).

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

Due from stockholders includes significant concentrations (See Note 6).

Management does not expect any loss to result from any of its concentrations of credit risk.

At various times throughout the year ended December 31, 2016, the Company maintained balances or securities positions with major financial institutions. The Company does not consider itself to be at risk with respect to its cash balances or securities positions maintained at these financial institutions.

4. DUE FROM/TO CLEARING BROKERS

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2016, is a deposit of $100,000 required by NFS for operating the accounts.

The Company also has an agreement with Wedbush Securities Inc. to clear its municipal and related U. S. treasury transactions. There is a net balance due to the clearing broker due to securities purchased on margin. The payable balance is net of a clearing deposit in the amount of $200,000.

5. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

5. FAIR VALUE MEASUREMENTS (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value as of December 31, 2016:

Securities owned, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate stock	$ -	$ 10,113	$ -	$ 10,113
Municipal bonds	-	33,451,160	-	33,451,160
Corporate bonds	-	134,361	1,998	136,359
Total	$ -	$ 33,595,634	$ 1,998	$ 33,597,632
Other asset	$ -	$ -	$ 111,100	$ 111,100
Securities sold, at fair value				
U.S. Government bonds	$ (8,659,349)	$ -	$ -	$ (8,659,349)

5. FAIR VALUE MEASUREMENTS (continued)

The fair value of level 2 municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy. The level 3 corporate debt is valued at a price which takes into account the fact that it is highly illiquid.

The other asset, an investment in a private company (which is included in prepaid expenses and other assets on the Statement of Financial Condition), is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company also directly invest in this investment.

The following summarizes the quantitative information about level 3 fair value measurements as of December 31, 2016. Certain assets that are categorized within level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Level 3 Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Corporate bonds	$ 1,998	Market comparable	Broker quote	Stock value of the underlying company
Other asset	111,100	Utilization of recent funding	Built into most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 113,098			

6. RELATED PARTY TRANSACTIONS

Due from stockholders – The loans bear interest based on the Short Term Applicable Federal Rate, and have no definitive due date. For the year ended December 31, 2016, the effective annual interest rate used was 0.34%.

Sublease arrangement - See Note 8.

Subordinated loans and loans payable - See Note 12.

7. RETIREMENT PLAN

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The Company did not elect to make contributions to the plan for 2016.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company has a lease on its New York City office space (amended in May 2014), which expires on May 31, 2024. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

Deferred rent payable relating to a free rent period represents the unamortized portion of that amount.

The Company subleases a part of its office space under a sublease agreement expiring on May 30, 2024. The sublessee is required to pay the Company 25% of fixed rent, its proportionate share of real estate taxes and miscellaneous expenses which may be due to the landlord. In addition, the Company subleases a portion of the premises to affiliates on an informal month-to-month basis.

Minimum annual rental commitments under non-cancelable leases are as follows at December 31, 2016:

Year ending December 31,	Amount	Sublease Income	Net Lease Commitments
2017	$ 593,198	$ 148,300	$ 444,898
2018	606,545	151,636	454,909
2019	632,971	158,243	474,728
2020	701,691	175,423	526,268
2021	717,479	179,370	538,109
2022 and thereafter	1,799,198	449,800	1,349,398
	$ 5,051,082	$ 1,262,772	$ 3,788,310

Litigation - The Company is a defendant to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there are no proceedings pending, or to the knowledge of management, threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

Employment agreements – The Company enters into employment agreements with some of its employees. Under agreements expiring in 2017, the Company agreed to pay base salary and advances on income earned for a period of 2 years and incentive bonus based on net income earned.

9. CURRENT AND DEFERRED TAXES

The income tax provision as of December 31, 2016 is summarized as follows:

Current - State and local	$	49,600
Deferred - local		-
Total provision for income taxes	$	49,600

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets amount to $187,549, are related to unused excess charitable contributions. These deferred tax assets are fully reserved for.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	736,489
Leasehold improvements		326,079
		1,062,568
Less: Accumulated depreciation and amortization		919,660
	$	142,908

11. REGULATORY REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii) of that rule. At December 31, 2016, the Company's net capital of approximately $2,273,000 exceeded minimum requirements by approximately $2,023,000.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

12. SUBORDINATED LOANS PAYABLE AND LOANS PAYABLE

The Company has a subordinated loan agreement with two of its stockholders of $750,000 each. The loans mature on December 31, 2018. Interest of 8% per annum is paid yearly.

During 2016, another subordinated loan made by an affiliate of the Company by common ownership was approved by FINRA in the amount of $250,000. The loan will carry an interest rate of 8% and will expire on March 30, 2017.

One affiliate of the Company has a loan agreement of $250,000 and a stockholder of the Company has a loan agreement in the amount of $500,000. The loans carry an interest rate of 8% and will expire on March 31, 2017 and February 28, 2018, respectively.